EXHIBIT 2

Consolidated Financial Statements
(Expressed in United States dollars)

NORTHGATE EXPLORATION LIMITED

Years ended December 31, 2002, 2001 and 2000

AUDITORS’ REPORT

To the Board of Directors
Northgate Exploration Limited

We have audited the consolidated balance sheets of Northgate Exploration Limited as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

February 28, 2003

NORTHGATE EXPLORATION LIMITED

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$4,401	$804
Concentrate settlements and other receivables	13,982	11,738
Inventories (note 4)	7,652	8,041

	26,035	20,583
Other assets (note 5)	11,215	10,329
Mineral property, plant and equipment (note 6)	198,481	205,271

	$235,731	$236,183

Liabilities and Total Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$15,655	$21,389
Short-term debts (note 7)	—	5,886
Current portion of capital lease obligations (note 8)	2,675	2,659
Current portion of long-term debt (note 9)	9,000	11,000

	27,330	40,934
Capital lease obligations (note 8)	9,871	5,064
Long-term debt (note 9)	55,500	103,162
Provision for site closure and reclamation (note 10)	10,298	10,048

	102,999	159,208
Non-controlling interest (note 3)	3,393	8,924
Shareholders’ equity (deficiency) and capital securities:
Capital securities (note 11)	—	87,219
Shareholders’ equity (deficiency)	129,339	(19,168)

	129,339	68,051

	$235,731	$236,183

Subsequent events (notes 3 and 18)

The accompanying notes form an integral part of these consolidated financial statements.

NORTHGATE EXPLORATION LIMITED

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Revenue	$110,992	$98,363	$—
Operating costs	76,079	71,579	—
Administrative and general	1,670	2,131	1,290

	77,749	73,710	1,290

Earnings (loss) before interest, taxes, depreciation and depletion and other	33,243	24,653	(1,290)
Other:
Depreciation and depletion	25,891	24,152	—
Net interest	5,335	9,341	15,438
Exploration	4,215	840	34
Currency translation losses (gains)	1,129	163	6,228
Mining and capital taxes	1,318	1,340	—
Non-controlling interest	(531)	(120)	—

	37,357	35,716	21,700

Earnings (loss) before the following items	(4,114)	(11,063)	(22,990)
Gains (losses) on settlement of gold forward sales contracts	(9,839)	—	—
Other income (expense) (note 5(b))	(290)	1,151	—

Loss for the year	$(14,243)	$(9,912)	$(22,990)

Loss per share — basic and diluted	$(0.14)	$(0.58)	$(0.76)
Weighted average shares outstanding:
Basic	123,374,060	30,251,156	30,248,246
Diluted	124,363,830	144,192,323	30,484,869

The accompanying notes form an integral part of these consolidated financial statements.

NORTHGATE EXPLORATION LIMITED
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Retained earnings (deficit) at beginning of year	$(31,640)	$(14,230)	$8,760
Loss for the year	(14,243)	(9,912)	(22,990)
Dividends on preferred shares (note 12(a)(ii))	(1,166)	—	—
Interest on capital securities (note 11)	(1,437)	(7,498)	—

Retained earnings (deficit) at end of year	$(48,486)	$(31,640)	$(14,230)

The accompanying notes form an integral part of these consolidated financial statements.

NORTHGATE EXPLORATION LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash provided by (used in):
Operations:
Loss for the year	$(14,243)	$(9,912)	$(22,990)
Non-cash items:
Depreciation and depletion	25,891	24,152	—
Non-controlling interest	(531)	(120)	—
Unrealized currency translation losses	253	163	3,866
Accrual for site closure and reclamation	167	—	—
Amortization of deferred financing charges	503	303	1,326
Gains (losses) on disposal of subsidiary	—	(1,151)	—
Other losses (gains)	(172)	—	—

	11,868	13,435	(17,798)
Changes in non-cash operating working capital:
Concentrate settlements and other	(2,531)	(3,356)	1,890
receivables Inventories	172	3,973	—
Accounts payable and accrued liabilities	(5,058)	(6,797)	10,070

	4,451	7,255	(5,838)
Investments:
Acquisition of subsidiary (note 3)	—	—	(187,451)
Cash acquired on acquisition of subsidiary (note 3)	—	—	2,105
Proceeds received from investments	—	4,621	36,145
Additions to other assets	(1,559)	(2,405)	(1,709)
Additions to mineral property, plant and equipment	(19,101)	(15,156)	—

	(20,660)	(12,940)	(150,910)
Financing:
Repayment of capital lease	(3,177)	(2,635)	—
Capital lease financing	8,000	—	—
Repayment of debt	(83,282)	(12,687)	—
Issuance of debt	27,734	14,719	158,322
Issuance for preferred shares	56,475	—	—
Dividends on preferred shares	(1,166)	—	—
Reduction of non-controlling interest	(5,000)	—	—
Issuance of common shares and warrants	108,878	—	—
Draw (repayment) of capital securities	(88,656)	4,682	—

	19,806	4,079	158,322

Increase (decrease) in cash and cash equivalents	3,597	(1,606)	1,574
Cash and cash equivalents, beginning of year	804	2,410	836

Cash and cash equivalents, end of year	$4,401	$804	$2,410

NORTHGATE EXPLORATION LIMITED
Consolidated Statements of Cash Flows, Continued
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Supplementary information:
Cash paid during the year for:
Interest on capital securities	$14,860	$—	$—
Other interest	18,588	6,137	2,399
Income taxes	—	—	—
Non-cash financing activities:
Issuance of common shares on redemption of preferred shares	56,475	—	—
Conversion of debt to capital securities	—	—	83,974

The accompanying notes form an integral part of these consolidated financial statements.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

1.	Nature of operations:

Northgate Exploration Limited (the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. Its principal assets, being its 95% interest in the Kemess South mine and the Kemess North Project, were acquired on December 31, 2000 (note 3) and as a result, the financial statements do not include any operations of the Kemess South mine for the year ended December 31, 2000.

2.	Significant accounting policies:

(a)	Basis of presentation:

These financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with accounting principles and practices generally accepted in the United States, except as disclosed in note 19. The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter-company balances and transactions have been eliminated.

(b)	Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition that are readily convertible to contracted amounts of cash.

(c)	Inventories:

Concentrates and metal inventory is valued at net realizable value. Supplies inventory is stated at the lower of cost, using the average cost method, or replacement cost.

(d)	Mineral property, plant and equipment:

Plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized by the unit-of-production method based on estimated recoverable reserves. If it is determined that the deferred costs relating to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

Milling assets are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves expected to be processed through the mill.

Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project basis. If a project is abandoned or it is determined that the deferred costs may not be recoverable based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(e)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gathered by the Corporation and others on similar properties, or other factors, are reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

(f)	Revenue recognition:

Revenue is recognized upon production of concentrate. Sales of gold and copper concentrates are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement. Gains and losses on derivative financial instruments used to hedge metal price or foreign exchange risk are recognized in revenue and operating costs when realized.

(g)	Reporting currency and foreign currency translation:

The Corporation’s primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Non-monetary assets and liabilities and revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period.

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants’ (the “CICA”) new standards for the translation of foreign currencies. These bring Canadian practices into alignment with most other industrialized nations. Under the new rules, gains and losses on non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar are no longer deferred and amortized over the life of the items but charged directly to earnings as they occur. The change has been applied retroactively, although because the Corporation has no significant non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar, there was no impact of this change on the prior period financial statements.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(h)	Stock-based compensation:

Effective January 1, 2002, the Corporation adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Corporation discloses the pro forma effect of accounting for these awards under the fair value method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to adoption of the new recommendations, no compensation expense was recorded for the Corporation’s stock-based plan when the options or incentives are granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(i)	Future income taxes:

The Corporation utilizes the asset and liability method of accounting for income taxes under the provisions of Section 3465 of the CICA Handbook, “Income Taxes” (“Section 3465”). Under the asset and liability method of Section 3465, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(j)	Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(k)	Earnings per share:

Basic earnings (loss) per share is computed by dividing earning available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equal net earnings (loss) adjusted for charges against retained earnings (deficit) for certain preferential items. The computation of diluted earnings per share requires the use of the treasury stock method, which assumes that the exercise of certain stock options and warrants and the conversion of certain convertible securities will have a dilutive effect on earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants is applied to repurchase common shares at the average market price for the period, and the dilutive effect of convertible securities is computed using the “if converted” method. Under the “if converted” method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the result would be anti-dilutive.

(l)	Comparative figures:

Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.

3.	Acquisition of Kemess Mines Ltd.:

On February 11, 2000, the Corporation acquired for $187,530,000 a Convertible Royalty Interest (the “Kemess Convertible Royalty”) equal to 95% of the net cash flow of the Kemess South mine. On December 31, 2000, this royalty interest was exchanged for a 95% equity interest in Kemess Mines Ltd. The remaining 5% interest in Kemess Mines Ltd. is owned by Royal Oak Ventures Inc. A summary of the net assets acquired at assigned values is as follows:

Working capital	$7,931
Mineral property, plant and equipment	214,267

222,198
Short-term debts	7,666
Capital lease obligations	7,456
Site closure and reclamation obligations	10,502
Non-controlling interest in acquired net assets	9,044

34,668

Purchase price of net assets acquired	$187,530

During 2002, the Corporation reduced the capital of its subsidiary, Kemess Mines Ltd. and paid $5,000,000 to Royal Oak Ventures Inc. in connection with such capital reduction.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

3.	Acquisition of Kemess Mines Ltd. (continued):

Subsequent to December 31, 2002, the Corporation issued 7,186,000 common shares to acquire the 5% interest in Kemess Mines Ltd. held by Royal Oak Ventures Inc.

4.	Inventories:

	2002	2001

Concentrates and metal inventory	$2,727	$2,604
Supplies	4,925	5,437

	$7,652	$8,041

5.	Other assets:

	2002	2001

Restricted cash (a)	$7,597	$7,535
Deferred financing and lease charges	3,618	2,762
Other	—	32

	$11,215	$10,329

(a)	Restricted cash:

A subsidiary of the Corporation has pledged Cdn $12,000,000 at December 31, 2002 (Cdn $12,000,000 at December 31, 2001) in cash and short-term deposits relating to site closure and reclamation obligations at the Kemess South mine (note 10).

(b)	Sale of subsidiary:

During 1998, a subsidiary of the Corporation entered into a promissory note agreement in the amount of $5,500,000 to finance the acquisition of a portfolio of mineral and exploration companies with properties located principally in South America, with the purchase price allocated to cash and notes receivable. During 2001, the Corporation sold the subsidiary that held the notes receivable and the promissory note payable to a significant shareholder, and recorded a gain on sale of $1,151,000.

6.	Mineral property, plant and equipment:

		Accumulated
		depreciation	Net book
2002	Cost	and depletion	value

Mineral property	$15,702	$—	$15,702
Plant and equipment	232,822	50,043	182,779

	$248,524	$50,043	$198,481

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

6.	Mineral property, plant and equipment (continued):

		Accumulated
		depreciation	Net book
2001	Cost	and depletion	value

Mineral property	$15,702	$—	$15,702
Plant and equipment	213,721	24,152	189,569

	$229,423	$24,152	$205,271

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced, payable to Brascan Financial Corporation (“Brascan”), a related party.

7.	Short-term debts:

	2002	2001

Loan facility (a)	$—	$2,118
Working capital facility (b)	—	3,768

	$—	$5,886

(a)	Loan facility:

The Corporation entered into a loan agreement with an affiliate of Brascan for up to $4,000,000 in order to finance certain advances receivable. This loan facility carried an interest rate of the 30-day London interbank offered rate (“LIBOR”) plus 2.5% per annum and was repaid in April 2002.

(b)	Working capital facility:

On September 13, 2001, Kemess Mines Ltd. secured a $10,000,000 revolving working capital facility from a major Canadian chartered bank (note 9(b)).

8.	Lease obligations:

	2002	2001

Capital lease obligations	$12,546	$7,723
Less: current portion	2,675	2,659

	$9,871	$5,064

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to five years. At December 31, 2001, approximately $1,398,000 of the capital lease obligations were payable to an affiliate of Brascan pursuant to capital leases which were transacted under normal business terms. This amount was repaid in full during 2002.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

8.	Lease obligations (continued):

Future capital lease payments and future minimum lease payments under non-cancellable leases with initial or remaining lease terms in excess of one year as of December 31, 2002, are as follows:

2003	$2,675
2004	2,813
2005	2,747
2006	1,644
2007	1,654
2008	1,013

The Corporation also leases equipment under a long-term operating lease that expires August 31, 2009. The annual payment for this lease is $410,000 and the aggregate lease payable to the expiry date is $2,768,000.

9.	Long-term debt:

	2002	2001

Senior acquisition bridge facility (a)	$—	$14,162
Project loan (b)	64,500	100,000

	64,500	114,162
Less: current portion	9,000	11,000

	$55,500	$103,162

(a)	Senior acquisition bridge facility:

On February 11, 2000, the Corporation established a non-revolving term facility (the “Bridge Facility”) in the principal amount of $95,000,000 in order to acquire the Kemess Convertible Royalty described in Note 3. During 2001, and 2002, the Bridge Facility carried an interest rate of LIBOR plus 2.5% per annum. The $95,000,000 principal outstanding under the Bridge Facility was repaid in September 2001 and the due date for the payment of the balance outstanding on the Bridge Facility was extended to February 10, 2003. The outstanding balance was repaid on June 28, 2002.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

9.	Long-term debt (continued):

(b)	Project loan:

On September 13, 2001, Kemess Mines Ltd. closed a $100,000,000 syndicated credit facility. This facility and the working capital facility (note 7(b)) currently bear interest at LIBOR plus 1% and are secured by a fixed and floating charge over all of the assets of the Kemess South mine and is fully guaranteed by Brascan until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brascan a fee of 1% per annum. Under this project loan and once the mine passes its completion test, Kemess Mines Ltd. agrees to maintain certain forward sales commitments over the term of the loan (note 16). Interest is payable quarterly with total annual payments as follows:

2003	$9,000
2004	12,000
2005	21,000
2006	22,500

$64,500

10.	Site closure and reclamation obligations:

Minimum standards for mine reclamation have been established by federal and provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities. Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change. At December 31, 2002, Kemess Mines Ltd. had a security bond of Cdn $12,000,000 posted in connection with its reclamation permit for the Kemess South mine (note 5(a)). During 2002, Kemess Mines Ltd. and the Government of British Columbia amended this reclamation permit such that Kemess Mines Ltd. agreed to provide additional security instalments of Cdn $1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of $800,000 on December 31, 2009.

11.	Capital securities:

	2002	2001

Subordinate acquisition bridge facility (a)	$—	$61,598
Secured debt (b)	—	25,621

	$—	$87,219

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

11.	Capital securities (continued):

(a)	Subordinate acquisition bridge facility:

On February 11, 2000, the Corporation established an additional non-revolving term facility (the “Acquisition Facility”), which ranked second in priority to the Bridge Facility (note 9(a)), in order to acquire the Kemess Convertible Royalty (note 3). During 2001 and 2002, the Acquisition Facility carried an interest rate of LIBOR plus 6.0%. On February 10, 2001, the Acquisition Facility was extended to December 31, 2001 with similar interest rate terms. On December 28, 2001, the Acquisition Facility was further extended to June 30, 2002 with similar interest rate terms. The Corporation had the option to settle interest payments in either cash or common shares and had the option to settle the principal at maturity in common shares of the Corporation. The facility was repaid in cash on March 28, 2002.

(b)	Secured debt:

During 2001 and 2002, the secured debt carried an interest rate of the 30-day LIBOR plus 2.5%. From January 1, 2001 through June 30, 2002, the Corporation had the option to repay both principal and interest in common shares of the Corporation at maturity. The facility was repaid in cash on March 28, 2002.

Distributions on these securities, net of related income taxes, are not included in the computation of earnings (loss) for the year but are included in the computation of earnings (loss) per share.

12.	Shareholders’ equity (deficiency):

	2002	2001

Common shares ((a)(iii))	$169,212	$12,472
Warrants ((a)(iii))	8,613	—
Retained earnings (deficit)	(48,486)	(31,640)

	$129,339	$(19,168)

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

12.	Shareholders’ equity (deficiency) (continued):

(a)	Share capital:

(i)	Authorized:

An unlimited number of Class A and Class B preference shares and an unlimited number of common shares.

(ii)	Preferred shares:

	Number
	of shares	Amount

Class A series 1:
Balance, December 31, 2000 and 2001	—	$—
Issued for cash at Cdn $25 per share	1,800,000	28,238
Converted to common shares at Cdn $1.51 per share	(1,800,000)	(28,238)

Balance, December 31, 2002	—	—

Class A series 2:
Balance, December 31, 2000 and 2001	—	—
Issued for cash at Cdn $25 per share	1,800,000	28,237
Converted to common shares at Cdn $1.51 per share	(1,800,000)	(28,237)

Balance, December 31, 2002	—	—

Total preferred shares, December 31, 2002	—	$—

On March 28, 2002, the Corporation issued a total of 3.6 million 8% convertible preferred shares to an affiliate of Brascan. On June 25, 2002, these preferred shares were converted into common shares at Cdn $1.51 per share.

(iii)	Common shares:

	Number
	of shares	Amount

Balance, December 31, 2000 and 2001	30,251,156	$12,472
Issued during the year:
On exercise of previously issued unit special warrants	15,873,000	12,552
On exercise of previously issued flow-through special warrants	3,865,429	3,396
On exercise of rights at Cdn $1.25 per share	19,841,270	15,690
Pursuant to a prospectus offering	60,975,610	73,511
On conversion of convertible preferred shares ((a)(ii))	59,602,650	56,475
Private placement of flow-through common shares	722,500	932
On exercise of options (b)	144,000	85
Other	(2,000)	(2)
Share issuance costs	—	(5,899)

Balance, December 31, 2002	191,273,615	$169,212

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

12.	Shareholders’ equity (deficiency) (continued):

(a)	Share capital (continued):

(iii)	Common shares (continued):

On December 28, 2001, the Corporation issued 15,873,000 unit special warrants at Cdn $1.26 per unit special warrant and 3,865,429 flow-through special warrants at Cdn $1.40 per flow-through special warrant. Each unit special warrant was exerciseable into a unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire a common share at an exercise price of Cdn $3.00 per share until December 28, 2006. Each flow-through special warrant was exercisable into a flow-through common share. An affiliate of Brascan participated in this financing as an underwriter. On February 18, 2002, the Corporation received clearance from the Canadian regulatory authorities to file materials for a final prospectus, which qualified for distribution the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants. On the same date, the Corporation also received clearance to file materials for a final rights offering prospectus which qualified for distribution the common shares and common share purchase warrants to be issued on the exercise of 19,841,270 units at Cdn $1.26 per unit previously issued to existing shareholders. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share at Cdn $3.00 per share to December 28, 2006. In March 2002, the Corporation issued the 35,714,270 common shares and half-warrants and 3,865,429 flow-through common shares on exercise of the units described above.

At December 31, 2001, the net proceeds from the issuance of the unit special warrants and flow-through special warrants were being held in escrow and were released to the Corporation in 2002 upon completion of the escrow release conditions, which included receiving clearance of Canadian regulatory authorities, completing the rights offering and obtaining approval of the Corporation’s shareholders. As a result of a portion of the escrow release conditions being outside the control of the Corporation, the Corporation reduced the Cdn $25,400,000 value of the special warrants issued by the related commissions, offering costs and funds held in escrow, at December 31, 2001.

On June 25, 2002, the Corporation closed a Cdn $125 million equity financing in which it issued 60,975,510 common shares at Cdn $1.835 per share. The Corporation also issued 20,325,203 share purchase warrants exercisable at Cdn $3.00 per share until December 31, 2006 as part of this financing. The warrants were assigned a value of Cdn $0.645 per warrant based on the trading price of the previously issued warrants on the day the transaction was announced.

On December 23, 2002, the Corporation issued 722,500 flow-through common shares at Cdn $2.00 per share by way of a private placement.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

12.	Shareholders’ equity (deficiency) (continued):

(b)	Employee stock option plan:

The continuity of options granted and outstanding under the Northgate Stock Option Plan (the “Plan”) are as follows:

	2002		2001			2000

		Average			Average		Average
		exercise			exercise		exercise
	Number	price	Number		price	Number	price

		(Cdn $)			(Cdn $)		(Cdn $)
Balance, beginning of year	978,000	$0.87	800,000		$0.91	300,000	$0.92
Granted	190,000	1.45	240,000		0.76	500,000	0.90
Exercised	(144,000)		(30,000	)(i)		—	—
Cancelled	(33,000)	0.90	(32,000)		0.90	—	—

Balance, end of year	991,000	$0.98	978,000		$0.87	800,000	$0.91

Exercisable	452,000	$0.93	418,000		$0.90	300,000

(i)	During 2001, the Corporation paid Cdn $11,000 to employees who exercised a total of 30,000 of their stock options, in lieu of issuing the 30,000 common shares.

Details of the options outstanding as at December 31, 2002 are as follows:

Exercise price	Expiry date	Outstanding	Exercisable

Cdn $0.92	December 1, 2004	250,000	250,000
Cdn $0.90	December 31, 2005	311,000	68,000
Cdn $0.75	April 20, 2006	200,000	80,000
Cdn $0.82	May 16, 2006	40,000	16,000
Cdn $1.45	February 21, 2007	140,000	28,000
Cdn $1.45	July 4, 2007	50,000	10,000

		991,000	452,000

At December 31, 2001, up to a further 545,752 common shares are reserved for future issuance to employees pursuant to the Plan. Stock options are granted at exercise prices based on the market price of the Corporation’s common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted for a period longer than 10 years. Vesting is at the discretion of the Board of Directors.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

12.	Shareholders’ equity (deficiency) (continued):

(b)	Employee stock option plan (continued):

If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Corporation’s earnings (loss) and earnings (loss) per share for the year ended December 31, 2002 would have been as follows:

		Fair value of
	As	options granted
	reported	and vested	Pro forma

Earnings (loss) for the year	$(14,243)	$(36)	$(14,279)
Basic earnings (loss) per share	(0.14)	—	(0.14)
Diluted earnings (loss) per share	(0.14)	—	(0.14)

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.5%
Annual dividends	—
Expected stock prices volatility	95%

The expected life of the options used in the option-pricing model were determined as one-half of the weighted average life of the option terms.

(c)	Common share purchase warrants:

		Balance			Balance
		December 31,			December 31,
Price	Expiry	2000 and 2001	Issued	Exercised	2002

Cdn $0.84	Feb. 11, 2005	1,500,000	—	—	1,500,000
Cdn $3.00	Dec. 28, 2006	—	17,857,135	—	17,857,135
Cdn $3.00	Dec. 28, 2006	—	20,325,203	—	20,325,203

		1,500,000	38,182,338	—	39,682,338

After obtaining approval from the shareholders at the 2000 annual general meeting, 1,500,000 common share purchase warrants exercisable at Cdn $0.84 per share were issued to Brascan relating to advisory services and financing provided by Brascan in connection with the acquisition of the Kemess Convertible Royalty (note 3).

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

13.	Income taxes:

There was no income tax expense (recovery) for 2002, 2001 and 2000.

Income tax expense differs from the amount which would result from applying the statutory Canadian income tax rate for the following reasons:

	2002	2001	2000

Earnings (loss) before taxes	$(14,243)	$(9,912)	$(22,990)

Canadian income tax rate	42.65%	45.6%	43.6%
Tax based on statutory income tax rate	$(6,075)	$(4,520)	$(10,024)
Differences between Canadian and foreign tax rates	—	—	16
Expenses not deductible	2,147	3,661	756
Change in valuation allowance and tax rates	3,690	9,487	8,050
Other	238	(8,628)	1,202

	$—	$—	$—

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2002	2001

Future income tax assets:
Non-capital loss carry forwards	$12,494	$13,559
Net capital loss carry forwards	20,595	19,382
Capital assets and Canadian resource reductions	38,169	35,761
Reclamation liabilities	3,292	3,494
B.C. mineral tax deductions	31,549	27,709
Other	2,827	414

	108,926	100,319
Valuation allowance	(108,926)	(100,319)

Net future income tax asset	$—	$—

At December 31, 2002, the Corporation and its subsidiaries have non-capital losses of approximately Cdn $50,000,000 available for Canadian income tax purposes, which are due to expire from 2003 to 2009 taxation years. In addition, the Corporation has approximately Cdn $164,000,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

14.	Segmented information:

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. Although the Corporation operated in two geographic segments during 2000, 2001 and 2002, being North America and South America, substantially all identifiable assets, revenues and expenses are attributable to the North American segment.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

15.	Related party transactions:

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. In addition to the related party transactions disclosed elsewhere in these financial statements, at December 31, 2002, the consolidated balance sheet includes royalty and other accounts payable of $1,028,000 due to Brascan and its affiliates. At December 31, 2001 the consolidated balance sheet included short-term debt of $2,118,000, long-term debt of $14,162,000, capital securities of $87,219,000 and royalty and other accounts payable of $6,969,000 due to Brascan and its affiliates. Interest, dividends and guarantee fees totaling $6,815,000 (2001 — $14,247,000) were recorded on the above-noted related party debt and capital securities obligations. During 2002, the Corporation entered into a smelter contract whereby substantially all of the Corporation’s concentrates are processed by a company controlled by a significant shareholder of the Corporation.

16.	Financial instruments:

(a)	At December 31, 2002, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 350,000 (2001 — 200,000) ounces of gold at an average accumulated price of $302 (2001 — $294) per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion of the position may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation’s commitments under its project loan (note 9(b)). The unrealized loss on these spot deferred contracts at December 31, 2002 was approximately $14,262,000 (2001 — unrealized gain of $3,459,000). In June 2002, in connection with the closure of an equity financing and the reduction of its project loan facility, the Corporation closed out 670,000 ounces of its hedge book at a cost of $9,839,000.

Between December 20, 2002 and January 6, 2003, Kemess Mines Ltd. sold forward 63,700 ounces of gold at an average price of $350 per ounce to fix the gold price for un-priced gold in inventory and receivables at December 31, 2002. These forward sales contracts are to be closed out against monthly average gold prices in January, February and March 2003 as physical gold deliveries are priced.

At December 31, 2001, Kemess Mines Ltd. also had outstanding call options for 300,000 ounces of gold exercisable at $295 per ounce. Total premiums for selling these options of $1,190,000 were included in accounts payable and accrued liabilities and were brought into income during 2002.

At December 31, 2000, Kemess Mines Ltd. had sold forward 200,000 ounces of gold for delivery in 2001 at an average price of $302 per ounce. In February 2001, these contracts were closed out for proceeds of approximately $8,000,000.

At December 31, 2000, Kemess Mines Ltd. had also entered into contracts to sell $62,000,000 in 2001 at an average exchange rate of Cdn $1.46 and an additional $36,000,000 in 2002 at an average exchange rate of Cdn $1.47. As at December 31, 2000, the Corporation had also sold forward $14,000,000 to purchase Canadian dollars for value March 31, 2001 at a rate of Cdn $1.44. The unrealized loss on these foreign exchange contracts was approximately $2,485,000 at December 31, 2000.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

16.	Financial instruments (continued):

(a)	Continued:

At December 31, 2001, Kemess Mines Ltd. had entered into contracts to sell $72,865,125 in 2002 at an average exchange rate of Cdn $1.53 and had sold forward $14,000,000 to purchase Canadian dollars for value March 31, 2002 at a rate of Cdn $1.44. The unrealized loss on these foreign exchange contracts was approximately $2,900,000 at December 31, 2001.

At December 31, 2002, Kemess Mines Ltd. had entered into contracts to sell $31,000,000 in 2003 at an average rate of Cdn $1.5858. The unrealized gain on these foreign exchange contracts was approximately $126,000 at December 31, 2002.

(b)	Except as disclosed elsewhere in these financial statements, the carrying value of all financial instruments approximates fair value.

(c)	The Corporation monitors the financial condition of its customers and counter-parties to contracts and considers the risk of material loss to be remote.

17.	Commitments and contingencies:

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim.

Under the terms of various mineral property option agreements, the Corporation is required to spend approximately $400,000 in 2003.

18.	Subsequent event:

On February 28, 2003, the Corporation settled the last claim relating to unresolved construction liens at the Kemess South mine for approximately $3,232,000. This amount was fully provided for in the Corporation’s 2002 financial statements.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States (“U.S.”) generally accepted accounting principles (“GAAP”), as they affect the Corporation, are substantially the same, except for the following:

(a)	Mineral properties:

Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. United States Securities and Exchange Commission (“SEC”) staff have indicated that their interpretation of SFAS 144 requires mineral property costs be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. As the Corporation’s mineral properties at December 31, 2002, 2001 or 2000 have proven or probable reserves, no adjustment is required.

(b)	Inventories:

The Corporation values concentrate inventories at net realizable value, with the related adjustment from cost being recorded in revenue at the time of production (note 19(c)). Under U.S. GAAP, inventory is valued at the lower of cost of production and net realizable value. Application of this principle for U.S. GAAP at December 31, 2002 would reduce inventory by $1,084,000 (2001 — $505,000) and increase operating costs by $579,000 (2001 — $505,000; 2000 — nil).

(c)	Revenue recognition:

The Corporation recognizes revenue on production on the basis that all production has been pre-sold and the amount can be reasonably estimated (note 19(b)). Under U.S. GAAP, revenue cannot be recognized until title has passed to the purchaser. Application of this principle for U.S. GAAP at December 31, 2002 would reduce concentrate receivables by $3,846,000 (2001 — $2,274,000) and revenue by $1,572,000 (2001 — $2,274,000; 2000 — nil).

(d)	Stock-based compensation:

Statement of Financial Accounting Standards No. 123 (“SFAS 123”) requires that stock-based compensation be accounted for based on a fair value methodology, although for employee and director stock-based compensation, it allows the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the financial statements rather than in the statement of operations. The intrinsic value method under U.S. GAAP provides results comparable to the settlement method adopted under the Canadian standard adopted as disclosed in note 2(h), for all periods presented. Accordingly, no adjustments are required.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

(e)	Capital securities:

As the Corporation had the ability to settle the capital securities outstanding at December 31, 2001 with the issuance of common shares, Canadian GAAP allows the capital securities to be presented as equity. The corresponding interest expense is treated similar to a dividend and charged directly to retained earnings (deficit). Under U.S. GAAP, these capital securities would be treated as long-term debt and the corresponding interest expense as a charge to earnings (loss) for the year.

(f)	Change in reporting currency:

The Corporation adopted the United States dollar as the primary currency of measurement and display at December 31, 2001 by using a translation of convenience. Under U.S. GAAP, a change in reporting currency requires the previously reported comparative figures to be restated as if the Corporation had been reporting in the new currency since incorporation. As substantially all of the net assets held by the Corporation were acquired at December 31, 2000, the Corporation has determined that the retroactive application of U.S. GAAP translation principles would not have a material impact on its financial statements.

(g)	Financing fee:

As disclosed in note 12(c), in 2000 the Corporation issued 1,500,000 warrants to Brascan relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty (note 3). Under U.S. GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition. The effect of this change at December 31, 2002 would be to increase mineral property and shareholders’ equity each by $480,000 (2001 — $480,000).

(h)	Derivative financial instruments:

Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instrument and Hedging Activities” and the corresponding amendments under SFAS 138 require that all derivative financial instruments which do not qualify as a hedge be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation has disclosed the fair value of gold forward sales contracts and foreign exchange contracts in note 16(a). Although the contracts are considered to be effective economic hedges and they were accounted for as hedges for Canadian GAAP purposes, the Corporation did not complete the required designation and effectiveness assessment to achieve hedge accounting under U.S. GAAP. Application of U.S. GAAP at December 31, 2002 would decrease mineral property by $3,517,000 (2001 — $3,517,000) and result in fair value adjustments of $14,664,000 loss (2001 — $2,989,000 loss), which would be included in the measurement of earnings.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

(i)	Flow-through shares:

SEC staff have indicated that their interpretation of U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash, until expended, and are not considered to be a component of cash and cash equivalents in the Consolidated Balance Sheet. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows with changes shown as an financing activity. During 2002, a total of $4,328,000 was raised through the issuance of flow-through shares, of which $915,000 was held and had not been applied to qualifying exploration by the Corporation at December 31, 2002 and therefore would be excluded from cash and cash equivalents under U.S. GAAP.

For U.S. GAAP, the premium received by the Corporation on the issuance of flow-through shares which is in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Corporation incurs the qualified expenditures. During 2002, total flow-through share premiums received were $585,000, of which $340,000 relate to qualified expenditures made in 2002 and therefore would have been credited to earnings under U.S. GAAP, and $245,000 would remain in liabilities at December 31, 2002 under U.S. GAAP.

(j)	Impact of recent United States accounting pronouncements:

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 requires the Corporation to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Corporation will concurrently be required to record a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Corporation is required to adopt SFAS No. 143 on January 1, 2003. The Corporation has not determined the prospective implications of the adoption of SFAS 143 to the amounts disclosed under U.S. GAAP.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

The effect of the above differences between Canadian GAAP and U.S. GAAP on the significant captions on the Corporation’s balance sheets, statements of operations and statements of cash flows is summarized as follows:

	2002	2001

Shareholders’ equity (deficiency) and capital securities under Canadian GAAP	$129,339	$68,051
Adjustments to U.S. GAAP for:
Inventory valuation (b)	(1,084)	(505)
Revenue recognition (c)	(3,846)	(2,274)
Capital securities (e)	—	(87,219)
Financing fee (g)	480	480
Derivative instruments and hedging activities (h)	(17,653)	(2,989)
Premium on flow-through shares (i)	(245)	—
Non-controlling interest	1,129	288

Shareholders’ equity (deficiency) under U.S. GAAP	$108,120	$(24,168)

Assets under Canadian GAAP	$235,731	$236,183
Adjustments to U.S. GAAP for:
Inventory valuation (b)	(1,084)	(505)
Concentrate receivables (c)	(3,846)	(2,274)
Financing fee (g)	480	480
Derivative instruments and hedging activities (h)	(3,517)	(58)

Assets under U.S. GAAP	$227,764	$233,826

Liabilities under Canadian GAAP	$102,999	$159,208
Adjustments to U.S. GAAP for:
Capital securities (e)	—	87,219
Derivative instruments and hedging activities (h)	14,136	2,931
Premium on flow-through shares (i)	245	—

Liabilities under U.S. GAAP	$117,380	$249,358

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

	2002	2001	2000

Earnings (loss) for the year under Canadian GAAP	$(14,243)	$(9,912)	$(22,990)
Adjustments to U.S. GAAP for:
Inventory valuation (b)	(579)	(505)	—
Revenue recognition (c)	(1,572)	(2,274)	—
Interest on capital securities (e)	(1,437)	(7,498)	—
Derivative instruments and hedging activities (h)	(14,664)	(2,989)	—
Premium on flow-through shares (i)	340	—	—
Non-controlling interest	841	288	—

Loss for the year under U.S. GAAP	$(31,314)	$(22,890)	$(22,990)

	2002	2001	2000

Cash provided by financing under Canadian GAAP	$19,806	$4,079	$158,322
Adjustment to U.S. GAAP for restricted cash (i)	(915)	—	—

Cash provided by financing under U.S. GAAP	$18,891	$4,079	$158,322

In addition, under U.S. GAAP, a sub-total indicating cash flow from operations before changes in non-cash working capital would not be presented on the consolidated statements of cash flows.

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

Presentation of the Corporation’s balance sheets and statements of operations and retained earnings (deficit) under U.S. GAAP would be as follows:

Consolidated Balance Sheets:

	December 31

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$4,401	$804
Concentrate settlements and other receivables	10,136	9,464
Inventories	6,568	7,536

	21,105	17,804
Fair values of derivative financial instruments	—	3,459
Other assets	11,215	10,329
Mineral property, plant and equipment	195,444	202,234

	$227,764	$233,826

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	$15,900	$21,389
Short-term debts	—	5,886
Current portion of capital lease obligations	2,675	2,659
Current portion of long-term debt	9,000	11,000

	27,575	40,934
Fair values of derivative financial instruments	14,136	2,931
Capital lease obligations	9,871	5,064
Long-term debt	55,500	103,162
Provision for site closure and reclamation	10,298	10,048
Capital securities	—	87,219

	117,380	249,358
Non-controlling interest	2,264	8,636
Shareholders’ equity (deficiency):
Common shares	169,107	12,952
Warrants	8,613	—
Deficit	(69,600)	(37,120)

	108,120	(24,168)

	$227,764	$233,826

NORTHGATE EXPLORATION LIMITED
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

Consolidated Statements of Operations (under U.S. GAAP):

	Years ended December 31

	2002	2001	2000

Revenue	$94,756	$93,100	$—
Operating costs	76,318	72,084	—
Administrative and general	1,670	2,131	1,290
Depreciation and depletion	25,891	24,152	—
Net interest	5,335	9,341	15,438
Exploration	4,215	840	34
Currency translation losses (gains)	1,129	163	6,228
Mining and capital taxes	1,318	1,340	—
Interest on capital securities	1,437	7,498	—
Loss on settlement of gold forward sales contracts	9,839	—	—
Other expense (income)	290	(1,151)	—

	127,442	116,398	22,990

Loss before non-controlling interest	(32,686)	(23,298)	(22,990)
Non-controlling interest	1,372	408	—

Loss for the year	$(31,314)	$(22,890)	$(22,990)

Basic and diluted loss per share under U.S. GAAP	$(0.25)	$(0.76)	$(0.76)
Weighted average shares outstanding
Basic	123,374,060	30,251,156	30,248,246
Diluted	124,363,830	144,192,323	30,484,869

Consolidated Statements of Retained Earnings (Deficit) (under U.S. GAAP):

	Years ended December 31

	2002	2001	2000

Retained earnings (deficit) at beginning of year	$(37,120)	$(14,230)	$8,760
Loss for the year	(31,314)	(22,890)	(22,990)
Dividends on preferred shares	(1,166)	—	—

Retained earnings (deficit) at end of year	$(69,600)	$(37,120)	$(14,230)